Exhibit 99.2

MERUS LABS INTERNATIONAL INC.
100 Wellington Street West, #2110
Toronto, Ontario M5K 1H1
Telephone: (416) 593-3701

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS OF MERUS LABS INTERNATIONAL INC.:

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders (the ”Shareholders”) of common shares of Merus Labs International Inc. (the ”Company”) will be held at 100 Wellington Street West, Suite 2110, Toronto, Ontario M5K 1H1 on March 27, 2014, at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive the Company’s audited financial statements for the fiscal year ended September 30, 2013 and the accompanying report of the auditors;

2.	to set the number of directors of the Company at five;

3.

to elect Elie Farah, David D. Guebert, Robert S. Pollock, Michael Cloutier, and Timothy G. Sorensen as directors of the Company to hold office until the next annual meeting of the Company, or until such time as their successors are duly elected or appointed in accordance with the Company’s constating documents;

4.

to appoint Deloitte LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ending September 30, 2014 and to authorize the board of directors of the Company to fix the remuneration of the auditors for the fiscal year ending September 30, 2014;

5.	to consider, and if deemed advisable, pass, with or without variation, a resolution approving the continuance of the Company’s 10% rolling stock option plan;

6.	to consider, and if deemed advisable, to approve a special resolution authorizing an alteration of the Company’s Articles to include advance notice provisions for the election of directors; and

7.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company’s Board of Directors has fixed February 25, 2014 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Olympia Trust Company, Suite 1003, 750 West Pender Street Vancouver, British Columbia, V6C 2T8, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Toronto, Ontario, this 25th day of February, 2014.

By Order of the Board of Directors of

MERUS LABS INTERNATIONAL INC.

“Elie Farah”
Elie Farah
President, Chief Executive Officer
and Director